EXHIBIT 99.(a)(1)(G)

[communication to be in email format]

Confirmation of Participation in the Offer to Exchange

Thank you for participating in NVIDIA’s offer to exchange certain stock option grants. You have elected to exchange the following option grants:

Grant Number	Grant Date	Exercise Price	Number of Outstanding Shares

The shares will be issued to you as described in the Offer to Exchange and related documents, and the shares will be delivered to your account at Salomon Smith Barney or Mellon Investor Services LLC, our transfer agent, under their direct registration program for shares subject to the holding restrictions described in the Offer to Exchange, promptly following the offer termination date.

Please note that you may change your previous election(s) at any time before midnight, Pacific Time, on October 24, 2002. If we extend the offer to exchange beyond that time, you may change your previous election at any time until the extended date. To change your election, please complete a Notice of Change in Election Form by following the directions set forth in Section 5 of the Offer to Exchange documents.

If you have any questions regarding the above, please send an email to optionexchange@nvidia.com.